Exhibit 99.1

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

(amounts in 000's of Canadian Dollars)	as at	June 30, 2016	December 31, 2015
ASSETS
Current
Cash and cash equivalents (note 4(a))		$12,591	$11,503
Investments (note 4(b))		-	8,245
Prepaid expenses and other assets		569	1,067
Total Current Assets		13,160	20,815
Non-current
Equipment		372	434
Total Non-Current Assets		372	434
Total Assets		$13,532	$21,249
LIABILITIES
Current
Accounts payable		$110	$522
Accrued liabilities		1,691	1,834
Total Current Liabilities		1,801	2,356

SHAREHOLDERS' EQUITY
Share capital (note 6)
Common shares		225,626	223,425
Stock options (notes 6 and 7)		7,485	6,256
Contributed surplus		22,129	22,037
Warrants		84	84
Deficit		(243,593)	(232,909)
Total Equity		11,731	18,893
Total Liabilities and Equity		$13,532	$21,249

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

Commitments, contingencies and guarantees (Note 10)

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(unaudited)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars except for per common share data)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
REVENUE	$-	$-	$-	$-
EXPENSES
Research and development (note 9)	3,293	1,308	5,608	2,192
General and administrative (note 9)	2,343	2,504	4,951	5,233
Operating expenses	5,636	3,812	10,559	7,425
Finance expense (note 9)	9	15	205	35
Finance income (note 9)	(33)	(462)	(80)	(526)
Net financing (income) expense	(24)	(447)	125	(491)
Net loss and comprehensive loss for the period	5,612	3,365	10,684	6,934
Basic and diluted loss per common share	$0.46	$0.28	$0.88	$0.59

Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per common share (000's) (note 6(d))	12,231	11,909	12,140	11,852

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

Aptose Biosciences Inc.

Condensed Consolidated Interim Statement of Changes in Equity

(unaudited)

(amounts in 000's of Canadian Dollars)	Common Shares	Stock Options	Warrants	Contributed Surplus	Equity Portion of Convertible Promissory Notes	Deficit	Total

Balance, January 1, 2016	$223,425	$6,256	$84	$22,037	$-	$(232,909)	$18,893

Shares issued under the ATM (note 6)	2,201	-	-	-	-	-	2,201
Stock-based compensation (notes 6 and 7)	-	1,321	-	-	-	-	1,321
Expiry of vested stock options	-	(92)	-	92	-	-	-
Net loss	-	-	-	-	-	(10,684)	(10,684)

Balance, June 30, 2016	$225,626	$7,485	$84	$22,129	$-	$(243,593)	$11,731

Balance, January 1, 2015	$221,259	$4,078	$501	$21,653	$64	$(218,283)	$29,272

Warrant and stock option exercises	1,481	(493)	(140)	-	-	-	848
Stock-based compensation (notes 6 and 7)	-	1,584	-	-	-	-	1,584
Promissory note conversion (note 6(e))	150	-	-	10	(21)	-	139
Expiry of vested stock options	-	(38)	-	38	-	-	-
Net loss	-	-	-	-	-	(6,934)	(6,934)

Balance, June 30, 2015	$222,890	$5,131	$361	$21,701	$43	$(225,217)	$24,909

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Cash flows used in operating activities:
Net loss for the period	$(5,612)	$(3,365)	$(10,684)	$(6,934)
Items not involving cash and other adjustments:
Stock-based compensation	786	625	1,321	1,584
Depreciation of equipment	32	24	65	36
Finance income	(33)	(462)	(80)	(526)
Finance expense	-	15	-	35
Unrealized foreign exchange loss	23	-	264	-
Other	-	(2)	-	(1)
Change in non-cash operating working capital (note 8)	156	(1,131)	(57)	(672)
Cash used in operating activities	(4,648)	(4,296)	(9,171)	(6,478)
Cash flows from financing activities:
Proceeds from ATM (note 6 (a))	2,201	-	2,201	-
Exercise of warrants and stock options	-	281	-	848
Interest on promissory notes	-	(7)	-	(20)
Cash provided by financing activities	2,201	274	2,201	828
Cash flows from investing activities:
Divestiture of short-term investments	8,286	8,078	8,245	8,015
Purchase of fixed assets	-	(103)	(3)	(212)
Interest received	33	73	80	176
Cash provided by investing activities	8,319	8,048	8,322	7,979
Foreign exchange (losses) gains on cash and cash equivalents	(23)	390	(264)	350
Increase in cash and cash equivalents during the period	5,849	4,416	1,088	2,679
Cash and cash equivalents, beginning of period	6,742	12,628	11,503	14,365
Cash and cash equivalents, end of period	$12,591	$17,044	$12,591	$17,044

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and six months ended June 30, 2016

(Tabular amounts are in 000s)

1. Reporting Entity

Aptose Biosciences Inc. ("Aptose" or the "Company") is a clinical-stage biotechnology company developing personalized therapies to address unmet medical needs in oncology, with a particular focus on hematologic malignancies. Aptose is a publicly listed company incorporated under the laws of Canada. The Company's shares are listed on the Nasdaq Capital Markets and the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 5955 Airport Road, Suite 228, Mississauga, Ontario, Canada, L4V 1R9.

2. Basis of presentation

(a) Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company as at June 30, 2016 were prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and do not include all of the information required for full annual financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes.

The unaudited condensed consolidated interim financial statements of the Company were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on August 9, 2016.

(b) Functional and presentation currency

The functional and presentation currency of the Company is the Canadian dollar (“$”).

(c) Significant accounting judgments, estimates and assumptions

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of contingent liabilities and valuation of tax accounts. Significant estimates also take place in connection with the valuation of share-based compensation, share purchase warrants and finders’ warrants.

3. Significant accounting policies

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2015. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the three and six month periods ended June 30, 2016 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2016. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended December 31, 2015.

Standards and Interpretations Adopted in Fiscal 2016

Adoption of Amendments to IAS 1

Effective January 1, 2016, the Company adopted the amendments to IAS 1 Presentation of Financial Statements issued by the IASB in December 2014. The impact of adoption of these amendments did not have a material impact on the financial statements.

APTOSE BIOSCIENCES INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) Three and six months ended June 30, 2016 (Tabular amounts are in 000s)

4. Capital disclosures

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents, investments and equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

In December 2014, Aptose filed a short form base shelf prospectus (the “Base Shelf”) that qualifies for the distribution of up to US$100,000,000 of common shares, warrants, or units comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be “at-the-market” distributions. The Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our Base Shelf expires in December, 2017. The Base Shelf allowed us to enter into an “At-The-Market” Facility (“ATM”) equity distribution agreement with Cowen and Company, LLC, acting as sole agent. Under the terms of this facility, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$20 million through Cowen and Company, LLC on the Nasdaq Capital Market. We determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility (see note 6). We intend to use this equity arrangement as an additional option to assist us in achieving our capital objectives. The ATM provides the Company with the opportunity to regularly raise capital on the Nasdaq Capital Market, at prevailing market prices, at its sole discretion providing the ability to better manage cash resources.

The Company is not subject to externally imposed capital requirements.

The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2015.

(a) Cash and cash equivalents:

Cash and cash equivalents consists of cash of $3.1 million (December 31, 2015 - $761 thousand) and funds deposited into high interest savings accounts totalling $9.5 million (December 31, 2015 - $10.7 million). The current interest rate earned on these deposits is 0.2%-0.75% (December 31, 2015 – 0.2-0.75%).

(b) Investments:

As at June 30, 2016 there were no investments outstanding. At December 31, 2015, investments consisted of guaranteed investment certificates with Canadian financial institutions having high credit ratings including six investments with maturity dates from April 22, 2016 to June 19, 2016, bearing interest rates from 1.80% to 2.10% per annum.

APTOSE BIOSCIENCES INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) Three and six months ended June 30, 2016 (Tabular amounts are in 000s)

5. Financial instruments

(a) Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at
	June 30, 2016	December 31, 2015

Financial assets
Cash and cash equivalents (consisting of high interest savings accounts), measured at amortized cost	$12,591	$11,503
Investments, consisting of guaranteed investment certificates, measured at amortized cost	-	8,245

Financial liabilities
Accounts payable, measured at amortized cost	110	522

Accrued liabilities, measured at amortized cost	1,691	1,834

At June 30, 2016, there are no significant differences between the carrying values of these amounts and their estimated market values.

(b) Financial risk management

The Company has exposure to credit risk, liquidity risk, foreign currency risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and investments by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity or debt transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. All of the Company’s financial liabilities are due within the current operating period.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and investments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

APTOSE BIOSCIENCES INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) Three and six months ended June 30, 2016 (Tabular amounts are in 000s)

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Aptose is exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and the cash balances held in foreign currencies. Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss for the year and comprehensive loss of $402 thousand (December 31, 2015- $576 thousand). Balances in foreign currencies at June 30, 2016 are as follows:

	U.S.$ balances at	U.S $ balances at
	June 30, 2016	December 31, 2015
Cash and cash equivalents	$4,069	$5,000
Accounts payable and accrued liabilities	(955)	(838)
	$3,114	$4,162

The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

6. Share capital

The Company is authorized to issue an unlimited number of common shares.

	Common shares		Warrants
	Number	Amount	Number	Amount
	(In thousands)		(In thousands)
Balance, January 1, 2015	11,700	$221,259	209	$501
Warrant exercises	81	503	(81)	(155)
Warrant expiry	-	-	(55)	(262)
Option exercises	143	1,215	-	-
Common shares issued under the ATM	2	10	-	-
Promissory note conversion	122	438	-	-
Balance, December 31, 2015	12,048	$223,425	73	$84
Common shares issued under the ATM	641	2,201	-	-
Balance, June 30, 2016	12,689	$225,626	73	$84

(a)	At The Market Facility (“ATM”)

On April 2, 2015, Aptose entered into an ATM equity facility with Cowan and Company, LLC, acting as sole agent. Under the terms of this facility, Aptose may, from time to time, sell shares of common stock having an aggregate offering value of up to US$20 million through Cowan and Company, LLC. The Company determines, at its sole discretion, the timing and number of shares to be sold under this ATM facility.

During the three months ended June 30, 2016, the Company issued 641,734 common shares through the ATM raising gross proceeds of USD$1.8 million. Costs associated with the proceeds included a 3% cash commission as well as legal and accounting fees. The net proceeds raised during the quarter totaled USD$1.7 million or $2.2 million.

(b)	Exercise of Warrants

There were no warrants exercised during the six months ended June 30, 2016.

Warrants exercised during the six months ended June 30, 2015:

(in thousands)	Number	Proceeds
August 2011 warrants (i)	5	$24
June 2013 private placement warrants	47	142
December 2013 broker warrants	18	121
Total	70	$287

In addition to the cash proceeds received, the original fair value related to these warrants of $140 thousand was transferred from warrants to share capital. This resulted in a total amount of $427 thousand credited to share capital.

Summary of outstanding warrants:

(in thousands)	June 30, 2016	December 31, 2015
August 2011 warrants (i)	73	73
Number of warrants outstanding, end of period	73	73

(i)	August 2011 warrants are exercisable into common shares of Aptose at a price per share of $5.40 and expire in August 2016.

APTOSE BIOSCIENCES INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) Three and six months ended June 30, 2016 (Tabular amounts are in 000s)

(b) Continuity of contributed surplus

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	Six months ended	Six months ended
	June 30, 2016	June 30, 2015
Balance, beginning of period	$22,037	$21,653
Exercise of convertible promissory notes	-	10
Expiry of vested stock options	92	38
Balance, end of period	$22,129	$21,701

(c) Continuity of stock options

	Six months ended	Six months ended
	June 30, 2016	June 30, 2015
Balance, beginning of period	$6,256	$4,078
Stock based compensation	1,321	1,584
Exercise of stock options	-	(493)
Expiry of vested stock options	(92)	(38)
Balance, end of period	$7,485	$5,131

(d) Loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding for the three and six month periods ending June 30, 2016 calculated as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015

Issued common shares, beginning of period	12,048	11,867	12,048	11,700
Effect of ATM issuances	183	—	92	—
Effect of warrant and option exercises	—	42	—	120
Effect of promissory note conversions	—	—	—	32
	12,231	11,909	12,140	11,852

The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

(e) Convertible promissory notes

During the six months ended June 30, 2015, $150 thousand promissory notes due in September 2015 incurring interest at a rate of 10% and with a carrying value of $140 thousand were converted into 42 thousand common shares of the Company. All of the promissory notes were converted prior to September 30, 2015.

APTOSE BIOSCIENCES INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) Three and six months ended June 30, 2016 (Tabular amounts are in 000s)

7. Stock options

(a) Stock options transactions for the period:

	Six months ended		Six months ended
	June 30, 2016		June 30, 2015
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, Beginning of period	1,689	$6.31	1,374	$5.95
Granted	382	3.82	478	6.92
Exercised	-	-	(121)	4.66
Expired	(25)	8.73	(1)	48.41
Outstanding, end of period	2,046	$5.81	1,730	$6.28

(b) Stock options outstanding at June 30, 2016:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	of Options	life (years)	price	of Options	price

$ 2.16 - $ 4.49	490	8.9	$3.60	109	$2.82
$ 4.50 - $ 5.49	155	8.0	5.26	78	5.26
$ 5.50 - $ 5.85	471	7.8	5.70	361	5.70
$ 5.86 - $ 6.87	351	8.0	6.24	237	6.18
$ 6.88 - $118.80	579	8.3	7.67	379	8.02
	2,046	8.3	$5.81	1,164	$6.25

(c) Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the following periods:

	Six months ended	Six months ended
	June 30, 2016	June 30, 2015

Exercise price	$3.82	$ 6.77-7.14
Grant date share price	$3.82	$ 6.77-7.14
Risk free interest rate	0.68%	0.75-1.5%
Expected dividend yield	—	—
Expected volatility	109.5%	103-113%
Expected life of options	5 years	5 years
Weighted average fair value of options granted in the period	$2.99	$5.33

Stock options granted by the Company during the six months ended June 30, 2016 vest 50% after one year and 16.67% on each of the next three anniversaries.

Stock options granted by the Company during the six months ended June 30, 2015 consist of 128,000 options that vest 50%, 25% and 25% on each of the next three anniversaries and 350,000 options that vest 50% on the first anniversary and 16.67% on each of the next three anniversaries (total four year vesting).

Refer to note 9 for a breakdown of stock option expense by function.

The Company has available up to 2,220,000 common shares for issuance relating to outstanding options, rights and other entitlements under the stock based compensation plans of the Company as of June 30, 2016.

APTOSE BIOSCIENCES INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) Three and six months ended June 30, 2016 (Tabular amounts are in 000s)

8. Additional cash flow disclosures

Net change in non-cash operating working capital is summarized as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
Prepaid expenses and other assets	$212	$104	$498	$(4)
Accounts payable	(220)	(404)	(412)	(106)
Accrued liabilities	164	(831)	(143)	(562)
	$156	$(1,131)	$(57)	$(672)

9. Expenses

Components of research and development expenses:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
Program costs	$1,879	$1,257	$4,126	$2,117
CrystalGenomics Option Fee (a)	1,294	-	1,294	-
Stock-based compensation	109	46	165	65
Depreciation of equipment	11	5	23	10
	$3,293	$1,308	$5,608	$2,192

(a)	During the three month period ended June 30, 2016 the Company paid US$1.0 million ($1.3 million) to CrystalGenomics for an option fee related to the CG’806 technology. Should the Company elect to exercise the option prior to filing of an Investigational New Drug application with the Food and Drug Administration, the Company would pay an additional US$2 million in cash or common shares, and would receive full development and commercial rights for the program in all territories outside of Korea and China.

Components of general and administrative expenses:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
General and administrative excluding salaries	$822	$1,149	$1,955	$2,178
Salaries	823	757	1,798	1,510
Stock-based compensation	677	579	1,156	1,519
Depreciation of equipment	21	19	42	26
	$2,343	$2,504	$4,951	$5,233

Components of finance expense:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
Interest expense	$-	$15	$-	$35
Foreign exchange loss	9	-	205	-
	$9	$15	$205	$35

Components of finance income:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
Interest income	$33	$72	$80	$176
Foreign exchange gain	-	390	-	350
	$33	$462	$80	$526

APTOSE BIOSCIENCES INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited) Three and six months ended June 30, 2016 (Tabular amounts are in 000s)

10. Commitments, contingencies and guarantees.

(in thousands)	Less than 1 year	1-3 years	3-5 years	Total
Operating leases	$530	751	174	$1,455

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253. These contracts could result in future payment commitments of up to approximately $2.6 million over the related service period. Of this amount, $799 thousand has been paid and $35 thousand has been accrued at June 30, 2015. The payments are based on services performed and amounts may be higher or lower based on actual services performed.

11. Related Party Transactions

In March 2016, the Company entered into an agreement with the Moores Cancer Center at the University of California San Diego (“UCSD”) to provide pharmacology lab services to the Company. Dr. Stephen Howell is the Acting Chief Medical Officer of Aptose and is also a Professor of Medicine at UCSD and will be overseeing the laboratory work. The research services will be provided from April 1, 2016 to March 31, 2017 and will be billed monthly for services rendered. The total amount for services provided under the agreement is not to exceed US$200,000.

12. Subsequent Events

Subsequent to the quarter end, the Company issued 203,384 common shares under the ATM for gross proceeds of US$510 thousand. These transactions will be accounted for in the three months ended September 30, 2016.